EXHIBIT 99.2

                      JOINT CO-CEO/CFO CERTIFICATE REQUIRED

               UNDER SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

      Each of the undersigned, the Co-Chief Executive Officers and the Chief Financial Officer of CoolBrands International Inc. (the "Company"), hereby certifies, pursuant to 18 U.S.C. sec. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that the Company's report on Form 40-F for the fiscal year ended August 31, 2002, (the "Annual Report"), fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 and that information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: January 17, 2003

                                           /s/ David J. Stein
                                           -----------------------------------
                                           David J. Stein
                                           Co-Chief Executive Officer


                                           /s/ Richard E. Smith
                                           -----------------------------------
                                           Richard E. Smith
                                           Co-Chief Executive Officer


                                           /s/ Gary P. Stevens
                                           -----------------------------------
                                           Gary P. Stevens
                                           Chief Financial Officer